Carney Technology Acquisition Corp. II

533 Airport Blvd

Suite 400

Burlingame, CA 94010

December 8, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attention: Todd K. Schiffman

Re:	Carney Technology Acquisition Corp. II
Registration Statement on Form S-1
Filed October 9, 2020
File No. 333- 249415

Dear Mr. Schiffman:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Carney Technology Acquisition Corp. II hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. ET on Wednesday, December 9, 2020, or as soon as thereafter practicable.

Very truly yours,

/s/ David Roberson
David Roberson
Chief Executive Officer and Chief Financial Officer

cc:	Ellenoff Grossman & Schole LLP
Ropes & Gray LLP